SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2019
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: December 20, 2019

List of materials

Documents attached hereto:

i) Press release: Sony Corporation Announces the Expected Recording of Gains Resulting from the Listing of SRE Holdings Corporation Shares and the Sale of Shares Held by Sony Corporation

December 20, 2019
Sony Corporation

Sony Corporation Announces the Expected Recording of Gains Resulting from the Listing of SRE Holdings Corporation Shares and the Sale of Shares Held by Sony Corporation

Sony Corporation (“Sony”) today announced that SRE Holdings Corporation (“SRE”), which was a consolidated subsidiary of Sony, became a publicly listed company on the Tokyo Stock Exchange Mothers market on December 19, 2019 (the “Listing”). The Listing was previously announced in the press release entitled “Approval of Listing of SRE Holdings Corporation Shares and Sale of Shares Held by Sony Corporation” dated November 14, 2019.
Upon the Listing, Sony sold a portion of the shares of SRE common stock held by Sony (the “Sale”). Sony’s ownership of SRE’s total shares, which was 56.29% before the Listing and the Sale, has decreased to 44.47% upon the Listing and the Sale. As a result, SRE became an affiliate accounted for under the equity method of Sony.
As a result of the Listing and the Sale, Sony expects to record a total of approximately 18 billion yen as operating profit in the third quarter of the fiscal year ending March 31, 2020, reflecting a remeasurement gain based on fair value for the shares Sony continues to hold after the Sale, and a realized gain for the shares sold in the Sale.

Sony continues to assess the impact of these expected gains and other factors on its forecast for consolidated financial results for the fiscal year ending March 31, 2020, which it plans to announce on February 4, 2020, at the earnings announcement for the third quarter of the fiscal year ending March 31, 2020.

End of document